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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _______________)(1)

                               HEXCEL CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par Value $.01 per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    428291108
             ------------------------------------------------------
                                 (CUSIP Number)

                                Stewart McMillan
                             McMillan Constabile LLP
                              2180 Boston Post Road
                            Larchmont, NY 10538-0300
                                 (914) 834-3500
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2001
              ----------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 428291108
          -------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Estate of John J. Lee, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not Applicable.                                        (a)  | |

                                                            (b)  | |

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEM 2(d) OR 2(e)  | |

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     2,805,636

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,805,636

10.  SHARED DISPOSITIVE POWER

     0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,805,636

12.  CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES | |

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.4%

14.  TYPE OF REPORTING PERSON

     OO

Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 281 Tresser Boulevard, Two Stamford Plaza, Stamford, Connecticut 06901.

Item 2. Identity and Background.

        This statement is being filed by the Estate of John J. Lee, Jr. (the "Estate"), whose address is c/o McMillan Constabile LLP, 2180 Boston Post Road, Larchmont, NY 10538-0300281. The Estate (i) has never been convicted in a criminal proceeding and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in the Estate being subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Estate acquired the securities upon the death of Mr. Lee on May 5, 2001. Mr. Lee acquired beneficial ownership of the shares of Common Stock during the period 1993-2001 through a combination of open-market purchases for cash, purchases directly from the Company for cash, the granting by the Company of stock options and the subsequent vesting of such stock options, the granting by the Company of restricted stock and restricted stock units and the issuance of shares to Mr. Lee upon the lapse of restrictions applicable to restricted stock and restricted stock units. Mr. Lee's purchases for cash were made using personal funds.

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Item 4. Purpose of Transaction.

        As set forth in Item 3 above, the Estate acquired the shares upon Mr. Lee's death on May 5, 2001. Mr. Lee acquired beneficial ownership of the shares of Common Stock during the period 1993-2001 through a variety of means. With respect to the shares of common stock purchased by Mr. Lee for cash, the purpose of such purchases was for investment. With respect to the shares of common stock the beneficial ownership of which was acquired by Mr. Lee through the granting by the Company of stock options and the subsequent vesting of such stock options, the granting by the Company of restricted stock and restricted stock units and the issuance of shares to Mr. Lee upon the lapse of restrictions applicable to restricted stock and restricted stock units, such transactions formed a part of Mr. Lee's compensation as Chairman and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

        The Estate beneficially owns 2,805,636 shares of Common Stock, which includes 2,007,920 shares of Common Stock which the Estate has the right to acquire through the exercise of vested options. The Estate has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all 2,805,636 shares of Common Stock beneficially owned by it.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Mr. Lee had entered into various agreements with the Company in connection with the granting to Mr. Lee of restricted Common Stock and options to purchase Common Stock. Mr. Lee was also party to an Employment Agreement and an Amended and Restated Employment Agreement with the Company that provided for, among other things, a specific grant of an option to purchase Common Stock upon the effectiveness of such agreement and for Mr. Lee to participate in such equity compensation plans as the Company shall make available to its other officers on terms no less favorable than those applicable to such other officers. On April 27, 2001, Mr. Lee entered into an agreement with the Company that contains certain terms regarding the vesting and period for exercisability with respect to the options to purchase Common Stock held by Mr. Lee. Each of the foregoing agreements is filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.            DESCRIPTION
-----------            -----------

     1. Form of Option Agreement (Directors) (incorporated herein by reference to Exhibit 10.13 to Hexcel's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

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     2.   Employment Agreement dated February 29, 1996 between Hexcel and John
          J. Lee (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     3. Form of Reload Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     4. Short-Term Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     5. Performance Accelerated Restricted Stock Unit Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     6. Bankruptcy Court Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     7. Employee Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     8. Form of Performance Accelerated Restricted Stock Unit Agreement (1996) (incorporated herein by reference to Exhibit 10.9 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996).

     9. Form of Employee Option Agreement (1996) (incorporated herein by reference to Exhibit 10.5 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996).

     10. Form of Grant of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.10 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     11. Form of Employee Option Agreement (1997) (incorporated herein by reference to Exhibit 10.4 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     12. Form of Performance Accelerated Restricted Stock Unit Agreement (1997) (incorporated herein by reference to Exhibit 10.5 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     13. Form of Reload Option Agreement (1997) (incorporated herein by reference to Exhibit 10.8 of Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

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     14.  Form of Performance Accelerated Stock Option (Employee) (incorporated herein by reference to Exhibit 10.7 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     15. Form of Exchange Performance Accelerated Stock Option Agreement (incorporated Herein by reference to Exhibit 10.3 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended September 30,
          1998).

     16. Form of Employee Option Agreement (1998) (incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998).

     17. Form of Performance Accelerated Restricted Stock Unit Agreement (1998) (incorporated herein by reference to Exhibit 10.2 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998).

     18. Form of Grant of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.3 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1999).

     19. Form of Employee Option Agreement Special Executive Grant (1999) dated December 2, 1999 (incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     20. Form of Employee Option Agreement (1999) dated December 2, 1999 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     21. Form of Performance Accelerated Restricted Stock Unit Agreement (Special Executive Grant December 2, 1999) (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     22. Form of Performance Accelerated Restricted Stock Unit Agreement (December 2, 1999) (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     23. Form of Performance Accelerated Restricted Stock Unit Agreement (December 20, 2000) (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     24.  Form of Employee Option Agreement (2000) (incorporated by reference to
          Exhibit 10.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

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     25.  Amended and Restated Employment Agreement dated October 11, 2000 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

     26. Amendment to Amended and Restated Employment Agreement dated October 11, 2000 between Hexcel and John J. Lee (incorporated by reference to
          Exhibit 10.37(a) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     27. Employee Option Agreement dated as of December 20, 2000 between Hexcel and John J. Lee (incorporated by reference to Exhibit 10.37(m) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     28. Agreement, dated as of April 27, 2001 by and between Hexcel Corporation and John J. Lee (incorporated by reference herein to Exhibit 10.38(n) to Hexcel's Registration Statement on Form S-4 (No. 333-66582), filed on August 2, 2001).



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                    October 26, 2001
                                    ------------------------------
                                    (Date)

                                    ESTATE OF JOHN J. LEE, JR.

                                    /s/ Gayle K. Lee
                                    ------------------------------
                                    (Signature)

                                    Gayle K. Lee, Executor
                                    ------------------------------
                                    (Name)



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EXHIBIT NO.            DESCRIPTION
-----------            -----------

     1. Form of Option Agreement (Directors) (incorporated herein by reference to Exhibit 10.13 to Hexcel's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     2.   Employment Agreement dated February 29, 1996 between Hexcel and John
          J. Lee (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     3. Form of Reload Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     4. Short-Term Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     5. Performance Accelerated Restricted Stock Unit Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     6. Bankruptcy Court Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     7. Employee Option Agreement dated as of February 29, 1996 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

     8. Form of Performance Accelerated Restricted Stock Unit Agreement (1996) (incorporated herein by reference to Exhibit 10.9 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996).

     9. Form of Employee Option Agreement (1996) (incorporated herein by reference to Exhibit 10.5 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996).

     10. Form of Grant of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.10 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     11. Form of Employee Option Agreement (1997) (incorporated herein by reference to Exhibit 10.4 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

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     12.  Form of Performance Accelerated Restricted Stock Unit Agreement (1997)
          (incorporated herein by reference to Exhibit 10.5 to Hexcel's
          Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     13. Form of Reload Option Agreement (1997) (incorporated herein by reference to Exhibit 10.8 of Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     14. Form of Performance Accelerated Stock Option (Employee) (incorporated herein by reference to Exhibit 10.7 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997).

     15. Form of Exchange Performance Accelerated Stock Option Agreement (incorporated Herein by reference to Exhibit 10.3 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended September 30,
          1998).

     16. Form of Employee Option Agreement (1998) (incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998).

     17. Form of Performance Accelerated Restricted Stock Unit Agreement (1998) (incorporated herein by reference to Exhibit 10.2 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998).

     18. Form of Grant of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.3 to Hexcel's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1999).

     19. Form of Employee Option Agreement Special Executive Grant (1999) dated December 2, 1999 (incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     20. Form of Employee Option Agreement (1999) dated December 2, 1999 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     21. Form of Performance Accelerated Restricted Stock Unit Agreement (Special Executive Grant December 2, 1999) (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     22. Form of Performance Accelerated Restricted Stock Unit Agreement (December 2, 1999) (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

     23. Form of Performance Accelerated Restricted Stock Unit Agreement (December 20, 2000) (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

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     24.  Form of Employee Option Agreement (2000) (incorporated by reference to
          Exhibit 10.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     25. Amended and Restated Employment Agreement dated October 11, 2000 between Hexcel and John J. Lee (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

     26. Amendment to Amended and Restated Employment Agreement dated October 11, 2000 between Hexcel and John J. Lee (incorporated by reference to
          Exhibit 10.37(a) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     27. Employee Option Agreement dated as of December 20, 2000 between Hexcel and John J. Lee (incorporated by reference to Exhibit 10.37(m) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

     28. Agreement, dated as of April 27, 2001 by and between Hexcel Corporation and John J. Lee (incorporated by reference herein to Exhibit 10.38(n) to Hexcel's Registration Statement on Form S-4 (No. 333-66582), filed on August 2, 2001).